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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

/x/	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the calendar year ending December 31, 1999

or

/ /	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                to

Commission file number 0-11822

    A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

MICHAELS STORES, INC. EMPLOYEES 401(K) PLAN

    B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MICHAELS STORES, INC.
8000 Bent Branch Drive, Irving, Texas 75063
P.O. Box 619566, DFW, Texas 75261-9566

MICHAELS STORES, INC. EMPLOYEES 401(K) PLAN

    In February 1987, Michaels Stores, Inc. (the "Employer" or the "Company") established the Michaels Stores, Inc. Employees 401(k) Plan (the "Plan"). The name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office is Michaels Stores, Inc., 8000 Bent Branch Drive, Irving, Texas 75063, P.O. Box 619566, DFW, Texas 75261-9566.

    Contributions Under the Plan.  The Company makes biweekly employer matching contributions to the Plan to the account of each participating employee in an amount equal to $.50 for each $1.00 of salary reduction contributed by such employee, up to a maximum Company contribution equal to 3% of the employee's compensation.

    Administration of the Plan.  The Plan is administered by an Administration Committee currently consisting of two members, both employees of the Employer, appointed by the Employer's Board of Directors. The members of the Administration Committee serve at the discretion of the Board of Directors without compensation for services on such Committee.

    The address of the members of the Administration Committee listed above is Michaels Stores, Inc., 8000 Bent Branch Drive, Irving, Texas 75063, P.O. Box 619566, DFW, Texas 75261-9566. The Administration Committee directs the operation of the Plan and may make administrative and procedural regulations. Certain administrative functions may be delegated to officers or employees of the Company. Administration Committee members, officers and employees do not receive compensation from the Plan.

    Custodian of Investments.  The assets of the Plan are held in a trust and managed by a trustee ("Trustee"), who may be an employee of the Company. Effective August 1, 1999, Smith Barney Trust Company serves as the Trustee of the Plan. Prior to this date, Wachovia Bank of North Carolina, N.A. served as the Trustee. The Company pays the fees and expenses of the Trustee.

    Reports to Participating Employees.  Each participant and retired participant having an interest in the Plan receives quarterly statements of their accounts each plan year.

2

INDEX TO FINANCIAL STATEMENTS

Page
Report of Independent Auditors	F-1
Audited Financial Statements:
Statements of Net Assets Available for Plan Benefits	F-2
Statement of Changes in Net Assets Available for Plan Benefits	F-3
Notes to Financial Statements	F-4 to F-8
Supplemental Schedule:
Schedule H; Line 4i: Schedule of Assets Held for Investment Purposes at End of Year	F-9
Signatures	F-10
Exhibit:
Exhibit 23—Consent of Independent Auditors	F-11

3

REPORT OF INDEPENDENT AUDITORS

Administration Committee
Michaels Stores, Inc. Employees 401(k) Plan

    We have audited the accompanying statements of net assets available for plan benefits of the Michaels Stores, Inc. Employees 401(k) Plan (the "Plan") as of December 31, 1999 and 1998, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's Administration Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1999 and 1998, and the changes in its net assets available for plan benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

    Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of December 31, 1999 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP ERNST & YOUNG LLP
Dallas, Texas June 27, 2000

MICHAELS STORES, INC. EMPLOYEES 401(K) PLAN

STATEMENTS OF

NET ASSETS AVAILABLE FOR PLAN BENEFITS

(In thousands)

	December 31, 1999	December 31, 1998
Assets
Investment in Michaels Stores, Inc. common stock	$12,142	$8,015
Investment in shares of registered investment companies	14,648	23,324
Investment in collective trust	13,646	—
Investment in short term investment funds	62	651
Participant loans receivable	1,545	1,563
Contributions receivable:
Participants	—	14

Net assets available for plan benefits	$42,043	$33,567

See accompanying notes to financial statements.

MICHAELS STORES, INC. EMPLOYEES 401(K) PLAN

STATEMENT OF CHANGES IN

NET ASSETS AVAILABLE FOR PLAN BENEFITS

Year Ended December 31, 1999

(In thousands)

Investment income:
Interest	$126
Dividends	410
Capital gains distributions	451
Net appreciation in fair value of investments	7,157

8,144
Contributions:
Participants	4,552
Employer	1,560

Total additions	14,256
Distributions to participants	(5,780)

Net increase	8,476
Net assets available for plan benefits:
Beginning of year	33,567

End of year	$42,043

See accompanying notes to financial statements.

MICHAELS STORES, INC. EMPLOYEES 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 1999

1.  Description of the Plan and Basis of Presentation.

    The Michaels Stores, Inc. Employees 401(k) Plan (the "Plan") became effective on February 1, 1987, for eligible employees of Michaels Stores, Inc. (the "Employer" or the "Company") and its subsidiaries. The Plan is a defined contribution plan designed to comply with the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

    The following is a brief description of the Plan. Participants should refer to the plan document for complete information regarding the Plan.

    Participation—Employees become eligible to participate in the Plan once they have reached the age of 21 and have completed 500 hours of service to the Company during the previous six months, or effective August 1, 1999, have completed 1,000 hours of service to the Company during the previous twelve months. The Administration Committee has developed and implemented a system to notify each employee upon his or her initial eligibility to participate in the Plan. Eligible employees who desire to participate in the Plan must elect to participate by phoning the voice response system maintained by the Plan's recordkeeper to authorize the Employer to make payroll deductions for contributions to the Plan.

    Contributions—Each participant may elect to have his or her compensation reduced, in increments of whole percents, at a minimum of 1% up to a maximum of 15% of the participant's considered compensation, as defined by the Plan, and have the Employer contribute to the Plan the amount of such reduction ("Salary Reduction Contribution"). A participant's Salary Reduction Contribution may not exceed an amount determined by the Internal Revenue Service (IRS) each calendar year ($10,000 in 1999). Each participant may also elect to make voluntary, after-tax contributions at a minimum of 1% up to a maximum of 10% of the participant's considered compensation ("Employee Contributions"). In addition, the Employer is required to make a biweekly contribution ("Employer Matching Contributions") to the account of each participant in an amount equal to 50% of the participant's Salary Reduction Contribution. However, Employer Matching Contributions may not exceed 3% of each participant's total considered compensation for the year.

    Employer Matching Contributions are net of forfeitures, as defined in the Plan, and are to be deposited as soon as administratively feasible after the end of each payroll period. All Employer Matching Contributions are invested based upon the participants' investment elections.

    Participants may elect to invest their entire Plan account balance into one of, or in any combination of, a variety of investment options, which have been selected by the Plan's Investment Committee.

    Administration of the Plan—The Plan is administered by an Administration Committee consisting of two people, both employees of the Employer, appointed by the Employer's Board of Directors. The members of the Administration Committee serve at the discretion of the Board of Directors without compensation for their services.

    A separate account is maintained in the Plan for each participant. The account balances for participants are adjusted periodically as follows:

  (a)
  All contributions are allocated to participants' accounts biweekly with each Company payroll.

  (b)
  Participants' withdrawal requests are processed weekly.

  (c)
  Income and gains and losses from investments are allocated to the participants' accounts daily.

  (d)
  Transfers are processed on a daily basis.

    Custodian of Investments—The assets of the Plan are held in a trust and managed by a trustee ("Trustee"), who may be an employee of the Company. Effective August 1, 1999, Smith Barney Trust Company serves as the Trustee of the Plan. Prior to this date, Wachovia Bank of North Carolina, N.A. served as the Trustee. The Company pays the fees and expenses of the Trustee.

    Vesting—Effective August 1, 1999, the Plan was amended to change the Plan's vesting period. Participants become partially vested in the Employer Matching Contributions (including investment income and gains and losses thereon) at the rate of 33% after one year of service and 67% after two years of service. Employer Matching Contributions vest 100% upon the participant completing three years of service; attaining the age of 65; or death. Salary Reduction Contributions and Employee Contributions are 100% vested and non-forfeitable at all times. Prior to August 1, 1999, participants became partially vested in the Employer Matching Contributions (including investment income and gains and losses thereon) at the rate of 20% after two years of service; 40% after three years; 60% after four years; and 80% after five years. Employer Matching Contributions vested 100% upon the participant completing six years of service (five years of service for individuals employed before May 1, 1992); attaining the age of 65; or death.

    Withdrawals—Upon death or termination of employment with the Company, participants are entitled to, and may withdraw from the Plan, the vested portion of Employer Matching Contributions and 100% of Salary Reduction Contributions and Employee Contributions. In-service withdrawal provisions of the Plan allow for early withdrawal of Employee Contributions and rollover contributions at any time and for any reason. Hardship withdrawals of Salary Reduction Contributions may be made under certain limited circumstances while the participant is employed by the Company. However, in-service withdrawals may be subject to ordinary income taxes and early distribution penalty taxes. Participants may request distribution of their account any time after their employee termination date, and must begin receiving payments from their account balance by April 1 of the calendar year following the later of the year of employment termination or the year in which they reach age 70 1/2.

    Loans—Active participants of the Plan may obtain loans from their account balance subject to certain requirements without incurring income taxes or penalty taxes. Participant loans are repaid, with interest, on an after-tax basis through payroll deductions. Loan repayments (including interest) are deposited to each participant's account and invested according to their investment elections in effect at the time of repayment. Participants may borrow the lesser of 50% of their vested account balance or $50,000.

    Income Tax Status—The IRS ruled on February 20, 1997 that the Plan is qualified under Section 401 (a) of the Internal Revenue Code (IRC) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Administration Committee believes that the Plan is designed and currently operated in compliance with the applicable requirements of the IRC, and therefore, believes that the Plan is qualified and the related trust is tax exempt.

    Termination of the Plan—While the Company has not expressed any intent to discontinue the Plan, the Company may terminate the Plan at any time. In the event the Plan is terminated, the Plan accounts of all participants would become fully vested.

2.  Summary of Significant Accounting Policies.

Basis of Accounting

    The financial statements of the Plan are prepared under the accrual method of accounting.

Investment Valuation

    Investment in the common stock of the Company is valued at the last reported sales price on the last business day of the Plan year as quoted through The NASDAQ Stock Market. Investment in shares of registered investment companies is valued based on quoted market prices which represent the net asset values of shares held by the Plan on the last business day of the Plan year. Investment in the collective trust is valued periodically by Union Bond & Trust Company based upon the current fair value of the underlying assets of the collective trust. Participant loans receivable and short-term investment funds are recorded at cost, which approximates fair value. Security transactions are recorded on a trade date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the use of estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

    Certain amounts in the 1998 financial statements have been reclassified to conform to the 1999 presentation.

3.  Investments.

    The fair value of investments that represent 5% or more of the Plan's net assets available for plan benefits at December 31, 1999 are as follows:

Fair Value (In thousands)
Michaels Stores, Inc. common stock	$12,142
MCM Stable Value Portfolio Fund	13,646
Smith Barney S&P 500 Index Fund	5,933
Scudder Growth & Income Fund	2,852

    The fair value of investments that represent 5% or more of the Plan's net assets available for plan benefits at December 31, 1998 are as follows:

Fair Value (In thousands)
Michaels Stores, Inc. common stock	$8,015
American Mutual Funds:
American Balanced Fund	3,393
The Growth Fund of America	6,948
Intermediate Bond Fund of America	2,746
The Investment Company of America Fund	6,285
New Perspective Fund	3,952

    During 1999 the Plan's investments (including investments purchased, sold or held during the year) appreciated in fair value as determined by the quoted market prices as follows:

Net Appreciation in Fair Value of Investments (In thousands)
Michaels Stores, Inc. common stock	$4,486
Shares of registered investment companies	2,514
Collective trust	157

Total	$7,157

4.  Related Party Transactions.

    Under the terms of the Plan, all administrative expenses and fees of the Plan are paid by the Employer. The Employer paid approximately $246,000 for administrative expenses and fees on behalf of the Plan for 1999.

5.  Reconciliation of Financial Statements to Form 5500.

    The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

	1999	1998
	(In thousands)
Net assets available for plan benefits per the financial statements	$42,043	$33,567
Amounts allocated to withdrawn participants	(28)	(75)

Net assets available for plan benefits per the Form 5500	$42,015	$33,492

    The following is a reconciliation of distributions paid to participants per the financial statements to the Form 5500:

1999
(In thousands)
Distributions paid to participants per the financial statements	$5,780
Add: Amounts allocated to withdrawn participants at December 31, 1999	28
Less: Amounts allocated to withdrawn participants at December 31, 1998	(75)

Distributions paid to participants per the Form 5500	$5,733

    Amounts allocated to withdrawn participants are recorded on the Form 5500 for participant distributions that have been processed and approved for payment prior to year-end but not yet paid.

EIN 75-1943604
PLAN #1

MICHAELS STORES, INC. EMPLOYEES 401(K) PLAN

Schedule H; Line 4i: SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

AT END OF YEAR

As of December 31, 1999

(In thousands)

a.	b. Identity of Issuer, Borrower, Lessor or Similar Party	c. Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	e. Current Value
*	Michaels Stores, Inc.	Common stock	$12,142
	Union Bond & Trust Company	MCM Stable Value Portfolio Fund	13,646
*	Smith Barney Trust Company	Smith Barney S&P 500 Index Fund	5,933
	The Scudder Family of Funds	Scudder Growth and Income Fund	2,852
	The Glenmede Fund, Inc.	Glenmede Institutional International Fund	1,988
	The Oakmark Family of Funds	Oakmark Fund	1,220
	JP Morgan	JP Morgan US Small Company Fund	860
	The Strong Income Funds	Strong Government Securities Fund	773
	Dreyfus	Dreyfus U.S. Treasury Long Term Fund	518
	Lazard Funds, Inc.	Lazard Small Cap Instl	267
	Cohen & Steers Realty Shares, Inc.	Cohen & Steers Realty Shares Fund	199
*	Smith Barney Trust Company	Smith Barney Short Term Investment Fund	62
*	Smith Barney Trust Company	Smith Barney Government Portfolio Fund	38
*	Participant Loans Receivable	7% to 10%	1,545

			$42,043

*
Indicates party-in-interest to the Plan

Column (d) is not required as the Plan's investments are participant-directed, and participant loans receivable have no cost basis.

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the Administration Committee has duly caused this annual report to be signed on behalf of the Plan by the undersigned thereunto duly authorized.

MICHAELS STORES, INC. EMPLOYEES 401(K) PLAN
Date: June 28, 2000	By:	/s/ DAVID R. KEEPES David R. Keepes Treasurer and member of Administration Committee

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INDEX TO FINANCIAL STATEMENTS
SIGNATURES